UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without nominal value

(Title of Class of Securities)

03524A108 (for American Depositary Receipts of the Issuer)

(CUSIP Number)

W. Hildebrandt Surgner, Jr.

Vice President, Corporate Secretary and

Associate General Counsel

Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew J. Nussbaum, Esq.

Zachary S. Podolsky, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

March 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.03524A108 (for American Depositary Receipts of the Issuer)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Altria Group, Inc. 13-3260245
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (see disclosure in Item 6 under the caption “Voting Agreement”)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (a)
	8.	Shared Voting Power 1,125,488,559 (a)
	9.	Sole Dispositive Power 197,457,354 (a)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,488,559 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.0% (b)
14.	Type of Reporting Person (See Instructions) CO

(a)

Anheuser-Busch InBev SA/NV (the “Issuer”) has two classes of shares outstanding – restricted shares without nominal value (“Restricted Shares”) and ordinary shares without nominal value (“Ordinary Shares,” and together with the Restricted Shares, “Voting Shares”). The Ordinary Shares are registered under Section 12(b) of the Exchange Act. As described in more detail in this Schedule 13D, the Restricted Shares and Ordinary Shares rank equally with respect to voting rights, and the Restricted Shares are convertible into Ordinary Shares at the option of the holder thereof.

The amounts reported in Rows 7-12 of the cover page to this Schedule 13D represent (i) 72,341,937 Ordinary Shares and 125,115,417 Restricted Shares beneficially owned by Altria Group, Inc. (“Altria”) with respect to which Altria has sole dispositive power and shared voting power and (ii) an additional 928,031,205 Voting Shares, consisting of 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares held by Bevco Lux S.à r.l, formerly known as BEVCO Ltd. (“BEVCO”) and 825,168,487 Ordinary Shares held by Stichting Anheuser-Busch InBev (the “Stichting”) and certain of its affiliates, with respect to which Altria may be deemed to have shared voting power by virtue of a voting and support agreement (the “Voting Agreement”) among Altria, BEVCO and the Stichting described in more detail in Item 6 of this Schedule 13D.

(b)

Based on a total of 1,973,672,950 Ordinary Shares deemed to be outstanding as of March 11, 2024, which is calculated based upon the sum of (i) 1,691,694,815 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares as of such date over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

This Amendment No. 3 is being filed by Altria Group, Inc. (“Altria”) in order to amend and supplement certain of the information set forth in the Schedule 13D (as so amended, the “Schedule 13D”) originally filed by Altria on October 21, 2016, and amended by Amendment No.1 thereto filed on June 16, 2021 and by Amendment No. 2 thereto filed on November 3, 2021, with respect to the ordinary shares without nominal value (“Ordinary Shares”) of Anheuser-Busch InBev SA/NV, a public limited liability company incorporated in the form of a société anonyme/naamloze vennootschap under Belgian law (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Altria is a holding company incorporated in the Commonwealth of Virginia in 1985. As of the date of Amendment No. 3 to the Schedule 13D, Altria’s wholly owned subsidiaries include Philip Morris USA Inc. (“PM USA”), which is engaged in the manufacture and sale of cigarettes in the United States; John Middleton Co., which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco and is a wholly owned subsidiary of PM USA; UST LLC, which, through its wholly owned subsidiary U.S. Smokeless Tobacco Company LLC, is engaged in the manufacture and sale of moist smokeless tobacco products and snus products; Helix Innovations LLC, which operates in the United States and Canada, and Helix Innovations GmbH and its affiliates, which operate internationally in the rest-of-world, are engaged in the manufacture and sale of oral nicotine pouches; and NJOY, LLC, which is engaged in the manufacture and sale of e-vapor products. Other wholly owned subsidiaries include Altria Group Distribution Company, which provides sales and distribution services to Altria’s domestic operating companies; and Altria Client Services LLC, which provides various support services to Altria’s companies in areas such as legal, regulatory, research and product development, consumer engagement, finance, human resources and external affairs. Additional information regarding Altria’s business is available in Altria’s publicly filed reports with the Securities and Exchange Commission (the “SEC”).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Altria is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither Altria nor, to the best knowledge of Altria, any of the directors or executive officers who are identified in Schedule A attached hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Altria continues to have confidence in the Issuer’s (i) long-term strategies; (ii) premium global brands; (iii) experienced management team; and (iv) capability to successfully navigate near-term challenges. Altria views its stake in the Issuer as a financial investment and is focused on maximizing the long-term shareholder value of the investment. As a result, it conducts an ongoing in-depth analysis of its investment in the Issuer considering a range of factors, including, without limitation: (i) the strategic rationale for continuing as a long-term investor in the beer category; (ii) the Issuer’s share price; (iii) expectations for the Issuer’s business; (iv) alternative uses of capital; (v) tax considerations, (vi) the Issuer’s and Altria’s respective businesses, financial condition, results of operations and prospects, (vii) general economic, market and industry conditions and (viii) other developments and other investment opportunities. Depending upon the foregoing factors or any other factors that Altria may deem relevant,

Altria may consider in the future to further reduce its investment in the Issuer by way of disposals, in open market transactions, privately negotiated transactions or otherwise in a disciplined fashion. Except as expressly described in this Schedule 13D, Altria has made no decision concerning whether or when it might dispose all or any portion of its investment in the Issuer and intends to continue to review its investment in the Issuer with a focus on maximizing long-term shareholder value. Any disposition may be effected by Altria at any time without prior notice.

Altria may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning Altria’s investment in the Issuer and the business, operations, board composition, management, strategy and future plans of the Issuer that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

On March 13, 2024, Altria provided notice to the Issuer of its election to convert 60,000,000 Restricted Shares into Ordinary Shares, and Altria and the Issuer entered into an agreement regarding certain taxes matters.

Subject to the foregoing and except as described in this Schedule 13D, neither Altria nor, to the best of its knowledge, any of the individuals identified on Schedule A attached hereto, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) though (j), inclusive, of the instructions to Item 4 of Schedule 13D. Altria intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Without giving effect to the Secondary Offering and Share Repurchase (as defined in Item 6 below), Altria is the beneficial owner of, and has sole dispositive power and shared voting power with respect to, 72,341,937 Ordinary Shares and 125,115,417 Restricted Shares, which are convertible into Ordinary Shares at Altria’s option. The Voting Shares described in the preceding sentence represent approximately 10% of the 1,973,739,525 Voting Shares issued and outstanding as of March 11, 2024, and approximately 10% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the third paragraph of this Item 5.

Altria may also be deemed to have shared voting power with respect to an additional 928,031,205 Voting Shares, consisting of 96,862,718 Restricted Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”), 6,000,000 Ordinary Shares held by BEVCO and 825,168,487 Ordinary Shares held by Stichting and certain of its affiliates, by virtue of a voting and support Voting Agreement described in more detail in Item 6 of the Schedule 13D. Accordingly, Altria may be deemed to have aggregate beneficial ownership of 57.0% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the following paragraph.

The percentages of Ordinary Shares outstanding specified above are based on a total of 1,973,672,950 Ordinary Shares deemed outstanding as of March 11, 2024, which is calculated based upon the sum (i) 1,691,694,815 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares as of such date over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

To the knowledge of Altria, except as set forth on Schedule A attached hereto, none of the persons identified on Schedule A beneficially owns any shares of the Issuer.

Neither Altria nor, to the knowledge of Altria, any person identified on Schedule A to this Schedule 13D has effected any transaction in the Voting Shares of the Issuer during the past 60 days.

No person other than Altria has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Voting Shares with respect to which Altria is reporting sole dispositive power in this Schedule 13D. Altria has no power to receive or direct the receipt of dividends from, or the proceeds of the sale of, any of the Voting Shares held by BEVCO or the Stichting or its affiliates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under the captions “Terms of the Restricted Shares” and “Voting Agreement” within Item 6 of the Schedule 13D is hereby amended and restated as follows and Item 6 of the Schedule 13D is hereby supplemented by the information set forth under the caption “Secondary Offering and Share Repurchase”:

Terms of the Restricted Shares

The terms of the Restricted Shares and the rights of the holders thereof are governed by the Issuer’s articles of association (the “Articles of Association”).

Dividends and Voting Rights

The Restricted Shares rank equally with the Ordinary Shares with regards to dividends and voting rights.

Governance Rights

So long as the holders of Restricted Shares (together with their affiliates, successors and successors’ affiliates) own or control within the meaning of Article 5 of the Belgian Companies Code:

•	more than 13.5% of the issued and outstanding Voting Shares, three directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares;

•

more than 9% but not more than 13.5% of the issued and outstanding Voting Shares, two directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares; and

•

more than 4.5% but not more than 9% of the issued and outstanding Voting Shares, one director shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares.

Without giving effect to the Secondary Offering and Share Repurchase, the Restricted Shares, in the aggregate, represented approximately 11% of the issued and outstanding Voting Shares, and Altria’s 125,115,417 Restricted Shares represented approximately 56% of the total number of issued and outstanding Restricted Shares. The foregoing percentages are based on a total of 1,973,739,525 Voting Shares issued and outstanding as of March 11, 2024 and reflect Altria’s election on March 13, 2024 to convert 60,000,000 Restricted Shares into Ordinary Shares. Because the holders of Restricted Shares vote cumulatively with respect to selecting director candidates and as a result of the Voting Agreement (as described below), Altria’s percentage ownership of Voting Shares of the Issuer provides it with the effective ability to select two directors for appointment to the Issuer’s Board of Directors, who as of the date of Amendment No. 3 to the Schedule 13D are Martin J. Barrington, Altria’s former Chairman, Chief Executive Officer and President, and Salvatore Mancuso, Altria’s Executive Vice President and Chief Financial Officer.

Transferability and Conversion

The Restricted Shares are unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an American Depositary Receipt program and subject to, among other things, restrictions on transfer until converted into Ordinary Shares. The Restricted Shares are convertible at the election of the holder into Ordinary Shares on a one-for-one basis.

Pledging of Restricted Shares

Notwithstanding the transfer restrictions described above, holders of Restricted Shares are permitted to enter into pledging arrangements with respect to their Restricted Shares under the circumstances set forth in the Articles of Association. On November 11, 2015, Altria received the irrevocable consent of Legacy AB InBev (the “Pledge Consent”), which is binding on the Issuer and its board of directors, to make pledges of its Restricted Shares as contemplated by the Articles of Association. As of the date of Amendment No. 3 to the Schedule 13D, none of Altria’s Restricted Shares are subject to a pledge.

Voting Agreement

On October 8, 2016, Altria, BEVCO and the Stichting entered into the Voting Agreement. The Voting Agreement requires, among other things, that the parties exercise, and cause certain of their affiliates to exercise, the rights attaching to their Ordinary Shares and/or Restricted Shares, as the case may be, to give effect to the director appointment rights of the holders of Restricted Shares and the Stichting set forth in the Articles of Association. The Voting Agreement has an initial term expiring on August 27, 2034, which may be extended or renewed under certain circumstances described in the Voting Agreement.

As a result of the Voting Agreement, Altria may be deemed to comprise a group, within the meaning of the Exchange Act, with BEVCO, the Stichting and the Stichting’s affiliates whose shares are subject to the Voting Agreement, that may be deemed to share voting power with respect to the aggregate 1,125,488,559 Voting Shares held by Altria and such persons, which represents 57.0% of the Ordinary Shares deemed to be outstanding based on the calculation set forth in the third paragraph of Item 5 hereof. Altria disclaims beneficial ownership of all of the Voting Shares held by BEVCO, the Stichting and the Stichting’s affiliates, and the filing of the Schedule 13D shall not be construed as an admission that Altria is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

Secondary Offering and Share Repurchase

On March 14, 2024, in connection with a global secondary offering comprised of (i) a registered public offering in the United States (the “U.S. Public Offering”) of Ordinary Shares represented by American depositary shares (“ADS”) and (ii) a concurrent private placement of Ordinary Shares in the European Economic Area to “qualified investors” within the meaning of Regulation (EU) 2017/1129, in the United Kingdom (the “UK”) to any legal entity which is a qualified investor within the meaning of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended and, in other countries outside of the United States in which, and only to those persons to whom, offers of Ordinary Shares may lawfully be made (the “Private Placement” and together with the U.S. Public Offering, the “Secondary Offering”), Altria and the Issuer entered into an underwriting agreement with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and J.P. Morgan SE, as representatives (the “Representatives”) of several underwriters named therein (the “Underwriters” and such agreement, the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, Altria has agreed to sell to the Underwriters 35,000,000 Ordinary Shares, to be delivered in the form of 12,250,000 ADSs in the U.S. Public Offering at a price of $59.9625 per share and 22,750,000 Ordinary Shares in the Private Placement at a price of €54.76575 per share. The public offering price is $61.50 per ADS in the Secondary Offering, corresponding to €56.17 per Ordinary Share in the Secondary Offering. The Secondary Offering is expected to close on March 19, 2024. In connection with the Secondary Offering, Altria granted the Underwriters an option to purchase up to 5,250,000 additional ADSs, exercisable within 30 days following the date of the Underwriting Agreement.

On March 13, 2024, Altria entered into a share repurchase agreement with the Issuer (the “Share Repurchase Agreement”) pursuant to which, and conditioned upon the closing of the Secondary Offering and certain other customary conditions, Altria agreed to sell to the Issuer, and the Issuer agreed to purchase from Altria, $200 million of Ordinary Shares in a private transaction at the price per Ordinary Share equal to the lesser of (i) the per share price to be paid by the Underwriters to Altria in connection with the U.S. Public Offering and (ii) the highest price permitted by applicable Belgian law (the “Share Repurchase”). The Share Repurchase is expected to close concurrently with the closing of the Secondary Offering on March 19, 2024.

In connection with the Secondary Offering, on March 13, 2024, Altria entered into a lock-up agreement with the Issuer and the Representatives (the “Lock-Up Agreement”), pursuant to which and subject to customary exceptions, Altria has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, for a period of 180 days after March 14, 2024.

The foregoing descriptions of the terms and conditions of the Underwriting Agreement, the Share Repurchase Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such document, which are attached as Exhibit 99.8, Exhibit 99.9 and Exhibit 99.10 hereto, respectively, and each of which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

99.8 Underwriting Agreement, dated as of March 14, 2024 between Altria Group, Inc., Anheuser-Busch InBev SA/NV, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and J.P. Morgan SE

99.9 Share Repurchase Agreement dated as of March 13, 2024 by and between Altria Group, Inc. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Anheuser-Busch InBev SA/NV on March 13, 2024)

99.10 Lock-up Agreement, dated as of March 13, 2024 by and between Altria Group, Inc., Anheuser-Busch InBev SA/NV and Morgan Stanley & Co. LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2024

ALTRIA GROUP, INC.

By:	/s/ Steven D’Ambrosia
Name:	Steven D’Ambrosia
Title:	Vice President and Controller

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

ALTRIA GROUP, INC.

The following table sets forth the name, present occupation or employment and business address of each director and executive officer of Altria. Each such person is a citizen of the United States. The business address of each director and executive officer of Altria is 6601 West Broad Street, Richmond, Virginia 23230.

Name	Relationship to Altria	Present Occupation or Employment[1]
Jody L. Begley	Executive Vice President and Chief Operating Officer

Daniel J. Bryant	Vice President and Treasurer

Ian L.T. Clarke	Director	Retired Chief Financial Officer, Greater Toronto Airports Authority

Marjorie M. Connelly	Director	Former Chief Operating Officer, Convergys Corporation (now Concentrix Corporation)

Steven D’Ambrosia	Vice President and Controller

R. Matt Davis	Director	President, Driftwood Leadership, LLC. Retired President, North America and Senior Vice President, Global Corporate Affairs, Dow Inc.

Murray R. Garnick	Executive Vice President and General Counsel

William F. Gifford, Jr.	Chief Executive Officer and Director

Debra J. Kelly-Ennis	Director	Retired President and Chief Executive Officer, Diageo Canada, Inc.

Salvatore Mancuso	Executive Vice President and Chief Financial Officer

Kathryn B. McQuade	Board Chair	Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited

George Muñoz	Director	Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz

Heather A. Newman	Senior Vice President, Chief Strategy & Growth Officer

Nabil Y. Sakkab[2]	Director	Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company

[1]	If different from such person’s relationship to Altria described in the preceding column.
[2]	Dr. Sakkab beneficially owns 2,250 Ordinary Shares in the form of American Depositary Shares.

Virginia E. Shanks	Director	Retired Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.

Ellen R. Strahlman	Director	Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company

W. Hildebrandt Surgner, Jr.	Vice President, Corporate Secretary and Associate General Counsel

Charles N. Whitaker	Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer

M. Max Yzaguirre	Director	Retired Executive Chairman, Forbes Bros. Holdings, Ltd.